7/13

04035486

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Manufacturing Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

FILE NO. 82- 4620 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/14/04

April 23, 2004

Fiscal Year Ending March 31, 2004
Closing Announcement (Consolidation)

RECEIVED 2004 JUL 13 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SEC MAIL PROCESSING SECTION RECEIVED MAY 28 2004 WASH, D.C. 155
ARIS 3-31-04

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Listed on the 1st Section of Tokyo Stock Exchange
Prefecture where Head Office is located Niigata Prefecture

Code No.:	5208
(URL http://www.arisawa.co.jp/)	
Representative:	President and CEO: Sanji Arisawa
Contact Person:	Executive Director: Yukio Takashima TEL: (025) 524-7101
Date of Board of Directors Meeting for Closing:	April 23, 2004
Adoption of US accounting standards:	None

1. Consolidated Results for Fiscal Year Ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Consolidated Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2004	48,629	31.4	7,532	69.8	8,345	58.2
Fiscal Year Ending March 31, 2003	37,004	28.9	4,435	39.9	5,276	39.2

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2004	5,150	65.1	173.17	171.78	16.0	17.0	17.1
Fiscal Year Ending March 31, 2003	3,119	32.2	115.15	114.96	11.0	12.8	14.3

(Note)
1) Equity method investment income: Fiscal Year Ending March 31, 2004: 898 million yen, Fiscal Year Ending March 31, 2003: 878 million yen
2) Average number of shares during the period (consolidation): Fiscal Year Ending March 31, 2004: 29,716,442 shares; Fiscal Year Ending March 31, 2003: 26,756,971 shares
3) Change in accounting method: None
4) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Consolidated Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2004	53,410	35,101	65.7	1,174.57
Fiscal Year Ending March 31, 2003	44,712	29,314	65.7	1,092.69

(Note) Number of outstanding shares at the end of period (consolidation): Fiscal Year Ending March 31, 2004: 29,880,543 shares; Fiscal Year Ending March 31, 2003: 26,792,883 shares

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Fiscal Year Ending March 31, 2004	5,934	Δ6,914	Δ285	4,503
Fiscal Year Ending March 31, 2003	6,783	Δ5,381	Δ799	5,773

(4) Scope of Consolidation and Matters related to Application of Equity Method

Number of consolidated subsidiaries: 6 companies, Number of non-consolidated subsidiaries to which equity method is applied: 0, Number of affiliated companies to which equity method is applied: 5 companies

(5) Scope of Consolidation and Changes in Application of Equity Method

Consolidation (New) 0 company, (Exclusion) 4, Equity method (New) 0, (Exclusion) 0

2. Expected Consolidated Results for Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

	Sales	Ordinary profit	Current net profit
	(million yen)	(million yen)	(million yen)
Interim Term	28,200	5,200	3,200
Full year	59,500	11,000	6,900

(Reference) Expected current net profit per share (Full year) 209 yen 93 sen

(Note) Calculated based on the predicted number of shares of 32,868,597 after a stock split.

* The above projections were made based on the available information as of the date of announcement, while future results may differ due to various factors.

Present Conditions of Business Group

Our Group (filing company and the affiliated companies of the filing company) is comprised of the Company, 10 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

Positioning and relationship to each segment by business category of our group are as follows. In this regard, the classification of two businesses, "Manufacture and sales business of industrial materials, etc." and "Other businesses" are the same as the segment information by business category set forth in "Segment Information."

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. An affiliated company, Taiflex Scientific Co., Ltd. is engaged in the manufacture and sales of base materials for flexible printed-wiring boards.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection plates, etc., for rear projection TVs used as display materials and Arisawa P.G. Co., Ltd., one of our subsidiaries, is developing special optical glasses. Also, an affiliated company, Polatechno Co., Ltd. carries out manufacture and sales of polarizing plates for liquid crystal displays, etc., and Scala Co., Ltd. carries out the manufacture and sales of optical apparatuses for the medical field, while Color Link Japan Co., Ltd. is engaged in the manufacture of special optical films.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Resin Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are purchased and sold by the Company and also by Arisawa Kenhan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, Arisawa Sporting Goods Co., Ltd. sells sporting goods and Kei Ski Garage Ltd. manufactures and sells sporting goods.

The above matters shall be shown by a business activities diagram.

(Business Activities Diagram)

Arisawa Manufacturing Co., Ltd.

Manufacture and sales of industrial materials, etc.: Electronic materials

Taiflex Scientific Co., Ltd.	Manufacture and sales of flexible printed circuit boards
Arisawa Fiber Glass Co., Ltd.	Manufacture of glass and special fiber fabrication products

Manufacture and sales of industrial materials, etc.: Display materials

Polatechno Co., Ltd.	Manufacture and sales of polarizing plates for liquid crystal displays
Arisawa P. G. Co., Ltd.	Development of special optical glasses
Color Link Japan Co., Ltd.	Manufacture and sales of special optical films
Scala Co., Ltd.	Manufacture and sales of optical apparatuses for medical field

Manufacture and sales of industrial materials, etc.: Electric insulation materials

Arisawa Sogyo Co., Ltd.	Processing of resin products
Arisawa Resin Industry Co., Ltd.	Molding and processing of resin products
Tochio Nakajin Shosen, Ltd.	Manufacture of glass and special fiber fabrication products

Manufacture and sales of industrial materials, etc.: Industrial application structural materials

Arisawa Sogyo Co., Ltd.	Processing of resin products
Shinano Co., Ltd.	Molding and processing of resin products
Ryoyu Industry Co., Ltd.	Molding, processing and sales of resin products

Manufacture and sales of industrial materials, etc. : Others

Arisawa Kenpan Co., Ltd.	Sales of related products

Other Businesses:

Eagle Co., Ltd.	Operation of driving range
Arisawa Sporting Goods Co., Ltd.	Sales of sporting goods
Kei Ski Garage, Ltd.	Manufacture and sales of ski equipment
Arisawa Sangyo Co., Ltd.	Real estate management business

Transactions of products, etc.

Other transactions

Consolidated subsidiary

Non-consolidated subsidiary

Affiliated company for which equity method has been applied

Affiliated company for which equity method has not been applied

(Note) Arisawa Sporting Goods Co., Ltd. is an indirectly owned subsidiary in which Arisawa Resin Industry Co., Ltd. has invested.

Corporate Policy

The Company has set out "creation, innovation and challenge" as the corporate philosophy and has established a corporate policy that promotes differentiated businesses through speed and mobility, anticipating changes in the market and contributing to social development.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

Basic Policy for Profit Distribution

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. While the Company pays attention to internal reserves, preparing for future business development and strengthening corporate structure, the Company has decided on a policy of implementing profit distribution coupled with performance, based on the concept of maximizing dividends to all shareholders. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. Specifically speaking, the amount of capital investment in FY 2004 was 5,267 million yen and in FY 2005, it is estimated to reach 3,120 million yen.

In order to secure shareholder-oriented management, improvement in liquidity of shares of the Company and expansion of investors, a resolution was adopted at a meeting of the board of directors held on February 19, 2004, which will split, as of May 20, 2004, 1 stock into 1.1 stocks (free issue) to shareholders as of March 31, 2004. This is the fifth consecutive implementation of a split since FY 2000.

Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

Mid and Long-Term Corporate Strategy

The Company will concentrate business resources in the electronic materials and display materials fields and, with provision of members contributing highly added value produced by our unique technology, aim at achieving the top share in the niche market into which larger companies have difficulty entering. In the field of electronic materials, we aim at increasing the share of flexible printed wiring boards materials and in the field of display materials, we will make efforts to increase productivity of Fresnel lenses and sales of anti-reflection plates and films.

Tasks to be Tackled by the Company

Tasks with top priority are as follows, which must be tackled by the Company to survive international competition.

1) To aim at becoming a technologically oriented company possessing high level technology by promoting speedy and flexible customer relations and development of unique technology.
2) To enhance the operational efficiency of the organization and increase the individual capacity to support operations.
3) To realize more efficient use of business resources through implementation of "scrap and build," anticipating changes in the marketplace.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Basic Idea of Corporate Governance and Implementation Status of the Measures

"Basic Idea of Corporate Governance"

Our Group aims to gather highly accurate information in order to carry out expeditious decision-making. To achieve this objective, we believe it is desirable to have a management system of a selected few appointed directors as required minimum number. We have also introduced an outside directors system to incorporate the opinions of the outside and the board of directors is a forum for chief decision making. In implementation of business activities, we have introduced an operating officers system.

In order to improve communications with our shareholders and investors, we have carried out active and expeditious disclosure activities, including disclosure of quarterly settlements, a closing presentation meeting, company briefing, etc.

"Implementation Status of Corporate Governance"

(1) Present Status of Management Organization concerning Decision Making and Execution and Supervision of Corporate Affairs and Other Corporate Governance System

1) Classification as to whether a committee has been established or an auditor system has been adopted.
Auditor system has been adopted.

2) Appointment Status of Outside Directors and Outside Auditors
Outside directors are two (part-time) out of eight directors. Outside auditors are three out of three auditors (out of which part-time auditors are two)

3) Assignment of Full-time staff to Outside Auditors
General Affairs Department, General Affairs Group is handling this matter.

4) Mechanism of Business Execution and Supervision
In addition to the regular and extraordinary meetings of the board of directors held each month, while we carry out efficient business execution through the standing officers meeting held each month, and information exchange in the mornings every two days, auditors conduct an audit of the business performance of directors.

5) Mechanism of Internal Control
Under the President, four divisions of sales, manufacture, technology and administration are carrying out efficient internal checks and are also conducting regular internal audits through the internal audit office.

6) Status of Third Parties, including Attorneys and Accounting Audit Corporations, etc.
The Company has entered into a legal counsel contract with the Toshiaki Kawakami Law Firm and receives legal advice, when appropriate. The Company receives an ordinary business audit through the Shin Nihon Audit Corporation, which is an accounting auditor.

(2) Summary of Human Relations, Capital Relations or Transaction Relations and Other Interests between the Company and Outside Directors and Outside Auditors
One outside director among the two is an advisor to clients of the Company and the clients are also our shareholders.
Two auditors among three auditors are full-time auditors of our client banks and the client banks are also our shareholders.

Business Results

Economic conditions in the current consolidated accounting period have been based on a gradual recovery due to the recovery in corporate performance and expansion of capital investment. However, because of the continued sluggishness in individual consumption and the lack of improvements in employment, business conditions are still severe.

In related industries of the Company, in the electronics materials field, supplies of materials for information related devices, including digital cameras and mobile phones have increased due to the increase in digital home electric appliances. In the display materials field, demand for projection TVs in the markets of the United States and China has increased. Supply of optical film materials has increased due to growth of LCD projectors. With respect to the electric insulation materials field, industrial application structural materials field and related products, sales have decreased due to constraints on capital investment of each electric power company and the continued stagnation in the domestic economy.

Under such circumstances, our Group has concentrated business resources in electronic materials and display materials as well as accelerated development of new products, along with allocating business resources more efficiently and implementing thorough cost reductions. As a result, consolidated sales of the Company reached 48,629 million yen (increase of 31.4% over the previous year). Regarding profits, operating profits totaled 7,532 million yen (increase of 69.8% over the previous year) and ordinary profit reached 8,345 million yen (increase of 58.2% over the previous year) while net profit was 5,150 million yen (increase of 65.1% over the previous year).

Sales of the parent company only recorded 45,267 million yen a (30.8% increase over the previous year). By business segment, in the electronic materials field, revenues have increased 58.9% over the previous year. In the display materials field, revenues have increased 21.1% over the previous year. In the electric insulation materials field, revenues decreased 5.5% from the previous year. In the industrial application structural materials field, revenues decreased 4.0% from the previous year and the revenues of related products recorded a 22.4% decrease from the previous year. With respect to profits, operating profit was 6,980 million yen (increase of 59.3% over the previous year), ordinary profit was 7,252 million yen (increase of 59.3% over the previous year) and net profit reached 4,271 million yen (increase of 73.0% over the previous year).

Net Sales by Segment (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Year ended March 31, 2003		Year ended March 31, 2004		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	14,329	41.4%	22,771	50.3%	58.9%
Display materials	13,227	38.2%	16,022	35.4%	21.1%
Electric insulation materials	3,162	9.1%	2,990	6.6%	Δ5.5%
Industrial application structural materials	2,580	7.5%	2,478	5.5%	Δ4.0%
Related products	1,293	3.7%	1,003	2.2%	Δ22.4%
Total	34,594	100.0%	45,267	100.0%	30.8%

Performance Forecast

In related industries of the Company, it is expected that digital home electronic appliances will continue to grow and rear projection TVs will increase as this is an Olympic year.

With respect to the forecast of consolidated results for the full year, we expect sales of 59,500 million yen (a 22.4% increase over the previous year) due to an increase in sales of the electronic materials and display materials fields. As for profits, we expect ordinary profit of 11,000 million yen (increase of 31.8% over the previous year) and net profit of 6,900 million yen (increase of 34.0% over the previous year).

Regarding the parent company only, sales are anticipated to be 56,450 million yen (increase of 24.7% over the previous year), ordinary profit will reach 9,550 million yen (increase of 31.7% over the previous year) and net profit of 5,600 million yen (increase of 31.1% over the previous year) is expected. We have set an exchange rate of ¥104 to the $1.

Cash Flow

Regarding cash and cash equivalents (hereinafter referred to as "Funds") in the current consolidated accounting period, profits before tax have increased due to the expansion in performance. However, Funds have decreased ¥1,270 million from the previous consolidated accounting period to ¥4,503 million due to the increase in acquisition of tangible fixed assets. Conditions of cash flow and each factor are as follows.

(Cash Flow from Operating Activities)

Regarding cash flow from operating activities, profits before tax have increased due to the expansion in performance. However, as a result of an increase in account receivables, inventories and corporate taxes, etc., due to the increase in net sales, Funds have decreased ¥849 million from the previous consolidated accounting period.

(Cash Flow from Investment Activities)

Cash flow from investment activities recorded Funds expenditures of ¥6,914 million due to the increase in the acquisition of tangible fixed assets, which was an increase of ¥1,533 million in expenditures from the previous consolidated accounting period.

(Cash Flow from Financial Activities)

Regarding cash flow from financial activities, repayment of borrowings has been made. However, Funds expenditure decreased ¥514 million from the previous consolidated accounting period as a result of total expenditure of ¥285 million due to revenues from the issuance of new stock of ¥840 million through the exercise of stock options.

1 . Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Previous consolidated fiscal year (As of March 31, 2003) Amount (Thousands of yen)		Composition ratio (%)	Current consolidated fiscal year (As of March 31, 2004) Amount (Thousands of yen)		Composition ratio (%)
(Assets)						
I. Current Assets						
1. Cash and deposits		9,597,300			9,937,818	
2. Trade notes & Accounts receivable		8,698,369			11,078,677	
3. Securities		160,595			160,652	
4. Inventories		4,233,998			5,368,251	
5. Deferred taxable assets		590,633			1,078,364	
6. Others		369,057			403,902	
Allowance for doubtful accounts		Δ18,305			Δ21,327	
Total Current Assets		23,631,648	52.9		28,006,338	52.4
II. Fixed Assets						
1. Tangible Fixed Assets						
(1) Buildings & Structures	10,911,390			12,183,975		
Accumulated depreciation	5,854,618	5,056,772		6,316,555	5,867,419	
(2) Machinery, equipment and delivery equipment	14,816,012			17,642,308		
Accumulated depreciation	10,570,647	4,245,364		11,363,271	6,279,036	
(3) Tools and fixture	1,266,907			1,370,961		
Accumulated depreciation	1,072,243	194,664		1,150,833	220,128	
(4) Land		1,567,699			1,567,699	
(5) Construction in progress		2,123,713			2,501,584	
Total Tangible Fixed Assets		13,188,213	29.5		16,435,869	30.8
2. Intangible Fixed Assets		61,913	0.0		154,637	0.3
3. Investments and Other Assets						
(1) Investment securities		7,217,025			8,409,763	
(2) Long-term loans		64,989			75,888	
(3) Deferred taxable assets		358,346			157,928	
(4) Others		216,552			191,618	
Allowance for doubtful accounts		Δ25,752			Δ21,589	
Total Investment and Other Assets		7,831,161	17.5		8,813,609	16.5
Total Fixed Assets		21,081,288	47.1		25,404,115	47.6
Total Assets		44,712,937	100.0		53,410,454	100.0

Item	Previous consolidated fiscal year (As of March 31, 2003) Amount (Thousands of yen)		Previous consolidated fiscal year Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2004) Amount (Thousands of yen)		Current consolidated fiscal year Com-position ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Trade notes payable & Accounts payable		8,430,821			10,233,968	
2. Short-term loans		646,000			196,000	
3. Business taxes, etc. payable		1,623,019			2,262,484	
4. Reserve for bonuses		1,093,757			1,853,978	
5. Others		3,093,285			3,356,640	
Total Current Liabilities		14,886,884	33.2		17,903,073	33.5
II. Fixed Liabilities						
1. Long term loans		31,000			10,000	
2. Deferred taxable liabilities		–			83,919	
3. Reserve for retirement granting allowance		291,712			154,614	
4. Reserve for officers' retirement bonus		169,053			136,816	
5. Consolidated adjustment account		5,352			4,281	
6. Others		14,536			15,938	
Total Fixed Liabilities		511,654	1.1		405,571	0.8
Total Liabilities		15,398,539	34.3		18,308,644	34.3
(Shareholders' Equity)						
I. Capital		6,378,708	14.3		6,802,636	12.7
II. Capital surplus		5,491,071	12.3		5,914,708	11.1
III. Earned surplus		17,437,129	39.0		21,931,537	41.1
IV. Other revaluation balance of securities		71,659	0.2		550,945	1.0
V. Exchange rate adjusting accounts		Δ42,086	Δ0.1		Δ37,079	Δ0.1
VI. Treasury Stocks		Δ22,084	Δ0.0		Δ60,939	Δ0.1
Total Shareholders' Equity		29,314,397	65.7		35,101,810	65.7
Liabilities, Minority Interest & Shareholders' Equities		44,712,937	100.0		53,410,454	100.0

(2) Consolidated Profit and Loss Statement

Item	Previous consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)
I. Sales		37,004,746	100.0		48,629,342	100.0
II. Cost of Goods Sold		29,024,559	78.4		37,293,195	76.7
Gross Profit on Sales		7,980,186	21.6		11,336,147	23.3
III. Selling, General & Admin. Expenses						
1. Freight and packaging cost	1,046,414			828,356		
2. Wage allowances	823,193			971,217		
3. Transfer to reserve for bonus	214,697			400,511		
4. Transfer to retirement wage allowance	53,955			73,721		
5. Transfer to officers' retirement allowance	19,256			27,972		
6. Others	1,387,023	3,544,540	9.6	1,502,158	3,803,938	7.8
Operating profit		4,435,645	12.0		7,532,208	15.5
IV. Non-operating Income						
1. Interest received	31,209			24,310		
2. Dividend received	39,198			45,018		
3. Amortization of consolidated adjustment account	–			1,070		
4. Profit on equity method	878,516			897,443		
5. Rent income	114,836			126,556		
6. Others	104,823	1,168,585	3.2	182,292	1,276,691	2.6
V. Non-operating Expenses						
1. Interest paid	15,100			5,387		
2. Exchange losses	161,435			98,778		
3. Reserve against defaults	51,429			129,920		
4. Loss on disposal of inventories	–			110,447		
5. Rent payment	47,622			57,362		
6. Others	52,218	327,806	0.9	61,830	463,726	1.0
Ordinary Profit		5,276,424	14.3		8,345,173	17.1
VI. Extraordinary Profits						
1. Profit on sale of investment securities	–			156,744		
2. Reversal of allowance for doubtful receivables	–			176		
3. Profit on sale of fixed assets	18,290	18,290	0.0	–	156,920	0.3
VII. Extraordinary Loss						
1. Write-off of balance due to change of accounting standard for retirement wage allowance	83,609			–		
2. Dispute reconciliation cost	137,622			–		
3. Investment valuable securities appraisal loss	97,727			303,375		
4. Retirement loss of fixed assets	–			34,284		
5. Others	33,873	352,833	1.0	258	337,919	0.7
Net profits before taxes, etc.		4,941,882	13.3		8,164,174	16.7
Corporate taxes, inhabitant taxes and business taxes payable	2,350,500			3,528,333		
Adjusted amount of income taxes, etc.	Δ523,264	1,827,235	4.9	Δ515,092	3,013,240	6.1
Profit attributable to minority interest		Δ4,475	Δ0.0		–	–
Net Profits		3,119,122	8.4		5,150,934	10.6

(3) Consolidated Surplus Statement

Item	Previous consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Current consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)	
(Capital surplus)				
I. Balance at the beginning of the period	5,432,618	5,432,618	5,491,071	5,491,071
II. Adjustment of capital surplus				
1. New share issue by capital increase	58,452	58,452	423,637	423,637
III. Balance of the end of the period		5,491,071		5,914,708
(Earned surplus)				
I. Balance of earned surplus at the beginning of the period Balance of consolidated surplus at the beginning of the period	14,888,501	14,888,501	17,437,129	17,437,129
II. Earned surplus increase amount				
1. Increase in surplus due to decrease of consolidated subsidiaries	112,135		–	
2. (Current) net profit	3,119,122	3,231,257	5,150,934	5,150,934
III. Earned surplus decrease amount				
1. Decrease in surplus due to increase of consolidated subsidiaries	139,187		–	
2. Dividends	510,541		616,236	
3. Bonuses for directors	32,901	682,629	40,290	656,526
IV. Balance of the end of the period		17,437,129		21,931,537

(4) Consolidated Cash Flow Statements

	Previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (From April 1, 2003 to March 31, 2004)
Item	Amount (Thousand of yen)	Amount (Thousand of yen)
I. Cash flow from operational activities:		
Net profit before tax, etc.	4,941,882	8,164,174
Depreciation costs	1,577,790	1,988,868
Amortization of consolidated adjustment account	–	Δ1,070
Profit on equity method	Δ878,516	Δ897,443
Sale of investment securities	–	Δ156,744
Profit or loss on sale of fixed assets	Δ18,290	258
New share issuance expenses	1,957	7,071
Retirement loss of tangible fixed assets	29,147	34,284
Revaluation loss of investment securities	97,727	303,375
Exchange gains/losses	154,752	98,778
Increase/(decrease) in reserves of retiring officers bonuses	19,056	Δ32,236
Increase/(decrease) in reserves for bonuses	464,803	760,221
Increase/(decrease) in reserves for retirement allowance	143,943	Δ137,098
Increase/(decrease) in provisions for doubtful accounts	Δ5,439	Δ1,141
Interest received and dividend received	Δ70,408	Δ69,329
Interest paid	15,100	5,387
(Increase)/decrease in accounts receivables	Δ711,222	Δ2,370,585
(Increase)/decrease in inventories	Δ692,859	Δ1,134,252
Increase/(decrease) in trade payable	2,586,658	1,803,147
Increase/(decrease) in consumption tax, etc. payable	97,721	25,425
(Increase)/decrease in other assets	46,838	2,347
Increase/(decrease) in other debts	138,173	236,892
Officers bonuses	Δ32,901	Δ40,290
Subtotal	7,905,916	8,590,042
Interest and dividends received	120,492	250,757
Interest paid	Δ14,559	Δ5,045
Corporate income tax, etc. paid	Δ1,228,453	Δ2,901,522
Cash flow from operation activities	6,783,396	5,934,232
II. Cash flow from investment activities		
Expenses for deposits in fixed accounts	Δ3,898,351	Δ5,770,000
Income from refunds of fixed deposit	1,452,024	4,099,700
Expenses to acquire tangible fixed assets	Δ2,537,787	Δ5,212,834
Income from sale of tangible fixed assets	191,914	308
Expenses to purchase investment securities	Δ704,594	Δ491,704
Income from sale of investment securities	–	621,838
Expenses of lending	Δ128,356	Δ250,385
Income from collection of loans	270,569	191,669
Others	Δ26,888	Δ103,438
Cash flow from investing activities	Δ5,381,470	Δ6,914,846

Item	Previous consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)
III. Cash flow from financing activities		
Net decrease in sort-term loans	Δ347,064	Δ432,000
Expenses of repayment of long-term loans	Δ36,200	Δ39,000
Proceeds from equity issues	114,947	840,494
Expense by acquisition of treasury stock	Δ20,759	Δ38,854
Dividends paid	Δ510,133	Δ615,944
Cash flow from financing activities	Δ799,209	Δ285,304
IV. Conversion differences in cash and cash equivalents	Δ52,195	Δ3,812
V. Increase/(decrease) in cash and cash equivalents	550,520	Δ1,269,731
VI. Cash and cash equivalents at start of the term	5,251,197	5,773,168
VII. Cash and cash equivalents at start of the term of newly consolidated subsidiaries	11,519	—
VIII. Cash and cash equivalents at the middle end of the term of consolidated exclusion company	Δ40,069	—
IX. Cash and cash equivalents at end of the term	5,773,168	4,503,437

Underlying Substantial Matters for Preparation of Consolidated Financial Statements

(1) Matters related to the Scope of Consolidation

1) Number of Consolidated Subsidiaries: 6

Arisawa Kenpan Co., Ltd., Arisawa Resin Industry Co., Ltd., Arisawa Sogyo Co., Ltd., Arisawa Sporting Goods Co., Ltd., Arisawa Fiber Glass Co., Ltd., Eagle Co., Ltd.

Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. in April 2003, and the company name was changed to Arisawa Sogyo Co., Ltd.

The filing company bought out Arisawa Optech Co., Ltd. in February 2004.

2) Number of Non-consolidated Subsidiaries: 4

Arisawa Sangyo Co., Ltd., Howa Sangyo Ltd., Kei Ski Garage Ltd., Arisawa P. G. Co., Ltd.

3) The reasons for exclusion of non-consolidated subsidiaries from consolidation

Non-consolidated subsidiaries are excluded from consolidation because each is a small business and none of the total aggregated assets, sales, net income (equity amount) and surplus (equity amount) have substantially affected the consolidated financial statements.

(2) Matters related to Application of Equity Method

1) Number of affiliated companies to which equity method applies: 5

Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd., Scala Co., Ltd. and Color Link Japan Co., Ltd.

2) Four non-consolidated subsidiaries and one affiliated company, Ryoyu Industry Co., Ltd. have been excluded from application of the equity method as a total of current income (equity amount) and a surplus (equity amount) does not prevent from making a reasonable judgment about business results of the Business Group if they are excluded from application of the equity method.

3) Among the companies to which the equity method applies, with respect to companies whose closing date is different from the consolidated closing date, we have used financial statements of the

accounting period of each company.

(3) Matters concerning the Accounting Period of Consolidated Subsidiaries

Closing date of consolidated subsidiaries is the same as the consolidated closing date except for that of Arisawa Sporting Goods, Co., Ltd. The closing date of both companies is the last day of January, and in preparation of the consolidated financial statements, we have used the financial statements as of the same day. With respect to significant transactions that have occurred between the consolidated closing date and the said date we have adjusted for matters necessary for consolidation.

In this connection, the closing date of the previous year of Arisawa Polywork Co., Ltd. was January 31, 2003. The closing period was changed in connection with the merger with Myoko Shinko Co., Ltd., which became Arisawa Sogyo Co., Ltd. However, as its impact was slight, the accounting for the two month period from February to March 2003 of Arisawa Polywork was included in the current consolidated accounting period.

(4) Matters concerning Accounting Standards

1) Appreciation Standards and Method for Substantial Assets

a) Securities:

Other securities:

* Securities for which market value is available:

Marked to market based on the market price, etc., of the closing day (valuation difference was treated by direct transfer by the capital method and cost of products sold has been calculated by the periodic average method)

* Securities for which market value is not available:

Valued by the periodic average method at cost

b) Inventories:

Products, commodities, semi-finished goods, and goods in process:

These are mainly valued at cost by the FIFO method, but 2 companies among the consolidated subsidiaries are valued at cost by the periodic average method.

Raw materials and purchased supplies:

Periodic average method is used at cost.

c) Derivatives: Mark to market method

2) Depreciation Method of Substantial Depreciable Assets

a) Tangible fixed assets:

Fixed percentage method:

With respect to the buildings acquired after April 1, 1998 (excluding the annexed facilities of the building), fixed amount method has been applied. Major service life shall be as follows.

Building and Structure:	10 year - 31 years
Machinery/Equipment and Vehicle:	4 years - 9 years

b) Intangible fixed assets:

Fixed amount method:

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

3) Allocation of Standards for Substantial Allowances

a) Reserve for doubtful accounts:

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

b) Reserve for bonuses:

In preparation for the bonuses to be paid to employees, we have appropriated an amount for the current accounting period based on the estimated amount of payment.

c) Reserve for retirement benefits:

In preparation for the payment of retirement bonuses to employees, we have appropriated an amount deemed to accrue based on the estimated amount of retirement benefits liabilities and pension assets at the end of current consolidated fiscal year.

Mathematical calculation difference is treated by recording in accordance with the fixed method the proportional amount for the fixed period of five (5) years within the average remaining employment years of employees as expenses in the following consolidated fiscal year of the accrual.

d) Reserve for officer retirement bonuses:

In preparation for the payment of officer retirement bonuses in case of retirement of officers, the parent and certain subsidiaries have appropriated, pursuant to by-laws, the amount necessary for the payment at the end of year.

4) Treatment of Substantial Lease Transactions

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

5) Other Underlying Substantial Matters for Preparation of Consolidated Financial Statements

a) Treatment of deferred assets:

Expenses for shares issued are all treated as expenses where incurred.

b) Accounting treatment of consumption tax, etc.:

Accounting treatment of consumption tax adopts pretax method.

(5) Scope of Funds in Consolidated Interim Statement of Cash Flow

The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date which will arrive within 3 months from the date of acquisition.

Explanatory Notes on Financial Statements

		(Previous consolidated Fiscal Year)	(Current consolidated Fiscal Year)
(1)	Those concerning non-consolidated subsidiaries and affiliated companies:		
	Investment securities (stocks):	4,971,953 thousand yen	5,650,817 thousand yen
	Others (Investments and other assets) (Contributions):	15,940 thousand yen	15,940 thousand yen
(2)	Assets pledged as collateral:	4,036,674 thousand yen	5,350,444 thousand yen
(3)	Discount of Notes receivable:	33,387 thousand yen	–
(4)	Guaranteed obligations:	82,000 thousand yen	34,000 thousand yen

(Note) Guaranteed obligation is a joint guarantee with Nippon Kayaku Co., Ltd.

		(Previous consolidated Fiscal Year)	(Current consolidated Fiscal Year)
(5)	Relationship between the balance of cash and cash equivalents at end of year and amount of items listed on the consolidated balance sheet.:		
	Cash and deposits:	9,597,300 thousand yen	9,937,818 thousand yen
	Time deposits over 3 months of depositing period:	Δ3,984,727 thousand yen	Δ5,595,032 thousand yen
	Securities (MMF):	160,595 thousand yen	160,652 thousand yen
	Cash and cash equivalents:	5,773,168 thousand yen	4,503,437 thousand yen

Other Matters Noted

(1) Segment Information

[Segment Information by Business Category]

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
I Sales and Operating Profit Sales					
(1) Sales to outside customers	36,212,786	791,959	37,004,746	−	37,004,746
(2) Inter-segmental internal sales or transfers	32,736	−	32,736	(32,736)	−
Total	36,245,523	791,959	37,037,482	(32,736)	37,004,746
Operating Expenses	31,732,505	866,724	32,599,229	(30,129)	32,569,100
Operating Income	4,513,017	Δ74,764	4,438,252	(2,607)	4,435,645
II Assets, depreciation and capital expenditure					
Assets	41,688,196	945,641	42,633,837	2,079,099	44,712,937
Depreciation	1,557,235	20,555	1,577,790	−	1,577,790
Capital expenditure	3,666,756	3,950	3,670,706	−	3,670,706

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulation materials and applied industrial structure materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. Among assets, the amount of all companies, which have been included in the extinction or items of all the companies, was ¥2,571,099 thousand. Major items among them are surplus fund working capital (cash and deposits), long-term investment funds (investment securities) and assets pertinent to the administrative department, etc., of the filing company

Current Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
I Sales and Operating Profit Sales					
(1) Sales to outside customers	47,975,015	654,326	48,629,342	–	48,629,342
(2) Inter-segmental internal sales or transfers	27,114	–	27,114	(27,114)	–
Total	48,002,130	654,326	48,656,456	(27,114)	48,629,342
Operating Expenses	40,499,820	622,867	41,122,687	(25,553)	41,097,134
Operating Income	7,502,310	31,459	7,533,769	(1,561)	7,532,208
II Assets, depreciation and capital expenditure					
Assets	51,489,435	923,552	52,412,988	997,466	53,410,454
Depreciation	1,970,527	18,340	1,988,868	–	1,988,868
Capital expenditure	5,263,213	3,867	5,267,080	–	5,267,080

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulation materials and applied industrial structure materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. Among assets, the amount of all companies, which have been included in the extinction or items of all the companies was ¥1,654,619 thousand. Major items among them are long-term investment funds (investment securities) and assets pertinent to the administrative department, etc., of the filing company.

[Segment Information by Location]

In the previous consolidated FY and current consolidated FY, there is no pertinent matter as there is no consolidated subsidiary and overseas office, which is located in countries or areas other than Japan.

[Overseas Sales]

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	8,441,111	5,223,005	684,817	14,348,934
II. Consolidated Sales (thousand yen)	–	–	–	37,004,746
III. Proportion of Overseas Sales to Consolidated Sales (%)	22.8	14.1	1.9	38.8

Current Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)

	North America	Asia	Other regions	Total
I. Overseas Sales (thousand yen)	14,156,998	5,831,697	668,065	20,656,761
II. Consolidated Sales (thousand yen)	–	–	–	48,629,342
III. Proportion of Overseas Sales to Consolidated Sales (%)	29.1	12.0	1.4	42.5

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

North America: USA and Canada

Asia: Korea, China, Taiwan, Malaysia, etc.

3. Overseas sales are sales (including indirect exports) by the Company to respective regions.

(2) Tax Effect Accounting

1. Breakdown of Accrual of Deferred taxable assets and Deferred taxable liabilities according to major causes

	Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
	(thousand yen)	(thousand yen)
Deferred Taxable Assets (current)		
Excess of maximum deductible amount from reserve for bonuses	405,393	749,177
Denial of accrued corporate enterprise tax	143,141	204,852
Others	43,447	125,960
	591,982	1,079,990
Deferred Taxable Liabilities (current)		
Reserve for special depreciation	Δ1,349	Δ1,307
Others	–	Δ317
	Δ1,349	Δ1,625
Net of Deferred Taxable Assets	590,633	1,078,364
Deferred Taxable Assets (fixed)		
Tax losses brought forward	222,015	138,579
Denial of valuation loss from write-down of securities	44,833	161,540
Denial of transfer to reserve for officer retirement bonuses	68,835	55,328
Excess of maximum deductible amount from reserve for retirement benefits	110,127	58,812
Others	49,160	69,593
Valuation reserve	Δ80,287	Δ29,527
	414,684	454,326
Deferred Taxable Liabilities (fixed)	Δ50,314	Δ376,163
Valuation difference on other securities	Δ4,332	Δ2,997
Reserve for special depreciation	Δ1,691	Δ1,156
Others	Δ56,338	Δ380,317
Net of Deferred Taxable Assets (Liabilities)	354,894	74,008

(3) Securities

1. Other securities for which market value is available:

Type	Previous Consolidated Fiscal Year (as of March 31, 2003)			Current Consolidated Fiscal Year (as of March 31, 2004)		
	Acquisition cost (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)	Difference (thousand yen)	Acquisition cost (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)	Difference (thousand yen)
Where the appropriated amount in consolidated balance sheet exceeds the acquisition cost						
Stocks	200,922	553,619	352,696	904,070	1,884,068	979,998
Bonds						
National and local bonds, etc.	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-
Others	-	-	-	-	-	-
Others	-	-	-	-	-	-
Subtotal	200,922	553,619	352,696	904,070	1,884,068	979,998
Where the appropriated amount in the consolidated balance sheet does not exceed the acquisition cost						
Stocks	893,979	679,551	Δ214,427	35,993	29,542	Δ6,450
Bonds						
National and local bonds, etc.	–	–	–			
Corporate bonds	–	–	–			
Others	–	–	–			
Others	162,155	129,832	Δ32,323	279,036	262,515	Δ16,521
Subtotal	1,056,134	809,383	Δ246,750	315,030	292,058	Δ22,971
Total	1,257,057	1,363,003	105,945	1,219,100	2,176,127	957,026

2. Other securities sold during the previous consolidated fiscal year and current consolidated fiscal year:

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)			Current Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)		
Sale value (thousand yen)	Total profit on sale (thousand yen)	Total loss on sale (thousand yen)	Sale value (thousand yen)	Total profit on sale (thousand yen)	Total loss on sale (thousand yen)
-	-	-	176,163	92,606	–

3. Details of securities for which market value is not available:

Type	Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
	Appropriated amount in consolidated balance sheet (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)
(1) Bonds held to maturity		
Unlisted foreign bonds	269,318	–
(2) Other Securities		
MMF	160,595	160,652
Unlisted stocks (Excluding OTC stocks)	612,750	582,819

(4) Retirement Benefits

1. Summary of Retirement Benefits Scheme adopted

Our Group has established qualified retirement pension plan and retirement lump-sum payment scheme. The filing company has transferred to the qualified retirement pension plan from the 33rd term (April Term of 1981), part of severance pay (equivalent to 50%), and from the 42nd term (March Term of 1990), total amount of severance pay.

2. Retirement Benefit Liabilities and Breakdown

	Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
	(thousand yen)	(thousand yen)
(1) Retirement benefit liabilities	Δ3,436,841	Δ3,506,302
(2) Pension assets	2,243,634	3,099,635
(3) Unappropriated retirement benefit liabilities (1) + (2)	Δ1,193,206	Δ406,666
(4) Cost of amortization of difference resulting from change in accounting standards	–	–
(5) Unrecognized mathematical calculation difference	901,494	252,051
(6) Unrecognized past employment liabilities (reduction of liabilities)	–	–
(7) Net of appropriated amount in consolidated balance sheet (3) + (4) + (5) + (6)	Δ291,712	Δ154,614
(8) Prepaid pension expenses	–	–
(9) Reserve for retirement benefits (7) − (8)	Δ291,712	Δ154,614

(Note) Certain subsidiaries have adopted simplified method in calculation of retirement benefit liabilities.

3. Break Down of Retirement Allowance Costs

	Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)
	(thousand yen)	(thousand yen)
Retirement allowance costs	386,525	454,681
(1) Employment costs	164,695	169,082
(2) Interest costs	83,883	84,351
(3) Expected operation gains (subtraction)	Δ89,144	Δ22,436
(4) Cost of amortization of difference resulting from change in accounting standards	83,609	–
(5) Cost of amortization of mathematical calculation difference	143,481	223,683

(Note) Retirement allowance costs of the consolidated subsidiaries that have adopted the simplified method have been appropriated in "(1) Employment costs".

4. Underlying Substantial Matters for Calculation of Retirement Benefit Liabilities, etc.

	Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
(1) Discount rate (%)	2.50	2.50
(2) Expected operation gains rate (%)	3.50	1.00
(3) Periodic allocation method of expected amount of retirement benefits	Fixed amount standard for the period	Fixed amount standard for the period
(4) Years of amortization of past employment liabilities (years)	-	-
(5) Years of amortization of mathematical calculation difference (years)	5	5
(6) Years of amortization of difference resulting from change in accounting standards (years)	3	-

Fiscal Year Ending March 31, 2004

April 23, 2004

Summary of Individual Financial Statements

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.:	5208	Prefecture where Head Office is located
(URL http://www.arisawa.co.jp/)		Niigata Prefecture
Representative:	President and CEO: Sanji Arisawa	
Contact Person:	Executive Director: Yukio Takashima	TEL: (025) 524-7101
Date of Board of Directors Meeting for Closing:	April 23, 2004	Existence of interim dividend plan: Yes
Date of Annual General Meeting of Shareholders:	June 29, 2004	Adoption of group share plan: Yes (1 group: 100 shares)

1. Consolidated Results for Fiscal Year Ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2004	45,267	30.8	6,980	59.3	7,252	59.3
Fiscal Year Ending March 31, 2003	34,594	32.7	4,382	41.7	4,552	32.9

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2004	4,271	73.0	143.73	142.58	15.6	16.9	16.0
Fiscal Year Ending March 31, 2003	2,469	22.9	90.87	90.72	10.1	12.7	13.2

(Note) 1) Average number of shares during the accounting period: Fiscal Year Ending March 31, 2004: 29,716,442 shares; Fiscal Year Ending March 31, 2003: 26,756,971 shares

2) Change in accounting method: None

3) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Dividend Status

	Annual dividend per share			Total dividends (annual)	Dividend ration	Ratio of dividends to shareholders' equity
		Interim of the term	End of the term			
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	(%)	(%)
Fiscal Year Ending March 31, 2004	43.00	0.00	43.00	1,284	29.9	4.3
Fiscal Year Ending March 31, 2003	23.00	0.00	23.00	616	25.3	2.5

(3) Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2004	46,744	29,636	63.4	991.84
Fiscal Year Ending March 31, 2003	39,185	25,015	63.8	932.23

(Note) 1) Number of outstanding shares at the end of period: Fiscal Year Ending March 31, 2004: 29,880,543 shares; Fiscal Year Ending March 31, 2003: 26,792,883 shares

2) Number of treasury stocks at the end of period: Fiscal Year Ending March 31, 2004: 22,622 shares; Fiscal Year Ending March 31, 2003: 8,995 shares

2. Expected Business Results for Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

	Sales amount	Ordinary profit	Current net profit	Annual dividend per share		
				Interim of the term	End of the term	
	(million yen)	(million yen)	(million yen)	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)
Interim Term	26,700	4,550	2,700	0.00	–	–
Full year	56,450	9,550	5,600	–	52.00	52.00

(Reference) Expected current net profit per share (Full year) 170 yen 38 sen

(Note) Calculated based on the predicted number of shares of 32,868,597 after a stock split.

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

2. Financial Statement

(1) Balance Sheet

Item	55th Term (As of March 31, 2003) Amount (Thousands of yen)		Composition ratio (%)	56th Term (As of March 31, 2004) Amount (Thousands of yen)		Composition ratio (%)
(Asset)						
I. Current Assets						
1. Cash and deposits		8,747,119			8,977,767	
2. Trade notes receivable		1,403,892			1,487,385	
3. Accounts receivable		6,638,548			8,550,244	
4. Securities		160,595			160,652	
5. Finished goods and merchandise		18,150			13,003	
6. Semi-finished goods		1,349,097			1,783,746	
7. Raw materials		604,217			978,138	
8. Work-in-progress		1,024,736			1,372,217	
9. Stores		28,655			18,782	
10. Prepaid expenses		21,670			26,269	
11. Deferred taxable assets		493,298			939,992	
12. Loans to the affiliates		549,266			941,966	
13. Receivables		101,009			78,238	
14. Others		45,735			38,609	
Allowance for doubtful accounts		Δ8,125			Δ10,927	
Total Current Assets		21,177,867	54.1		25,356,086	54.3
II. Fixed Assets						
1. Tangible fixed assets						
(1) Buildings	9,177,790			10,340,789		
Accumulated depreciation	4,641,427	4,536,363		5,036,257	5,304,532	
(2) Structures	707,749			794,127		
Accumulated depreciation	481,476	226,272		523,087	271,039	
(3) Machinery and equipment	14,329,664			17,055,296		
Accumulated depreciation	10,185,917	4,143,746		10,955,299	6,099,997	
(4) Vehicles and delivery equipment	96,215			111,778		
Accumulated depreciation	82,356	13,858		88,976	22,802	
(5) Tools and fixtures	1,065,930			1,167,772		
Accumulated depreciation	889,669	176,261		963,455	204,317	
(6) Land		1,407,391			1,407,391	
(7) Construction in progress		2,123,713			2,502,952	
Total Tangible Fixed Assets		12,627,607	(32.2)		15,813,033	(33.8)

Item	55th Term (As of March 31, 2003) Amount (Thousands of yen)		Composition ratio (%)	56th Term (As of March 31, 2004) Amount (Thousands of yen)		Composition ratio (%)
2. Intangible Fixed Assets						
(1) Telephones subscription rights		9,095			9,283	
(2) Facilities utilization rights		2,229			1,733	
(3) Patent license		23,284			137,230	
(4) Software		65			309	
(5) Others		1,541			1,091	
Total Intangible Fixed Assets		36,215	(0.1)		149,648	(0.3)
3. Investments and Other Assets						
(1) Investment securities		2,243,311			2,643,924	
(2) Securities of affiliates		1,974,259			1,935,983	
(3) Contributions		515			515	
(4) Contributions to affiliates		36,790			15,840	
(5) Long-term loans		35,754			37,813	
(6) Long-term loans to employees		8,402			19,510	
(7) Long-term loans to affiliates		763,560			634,440	
(8) Long-term prepaid expenses		20,648			20,092	
(9) Deferred tax assets		179,780			—	
(10) Investment real estate		5,154			5,154	
(11) Others		91,464			131,713	
Allowance for doubtful accounts		Δ15,585			Δ19,741	
Total Investment and other Assets		5,344,054	(13.6)		5,425,245	(11.6)
Total Fixed Assets		18,007,877	45.9		21,387,927	45.7
Total Assets		39,185,744	100.0		46,744,014	100.0

Item	55th Term (As of March 31, 2003) Amount (Thousands of yen)		Composition ratio (%)	56th Term (As of March 31, 2004) Amount (Thousands of yen)		Composition ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Trade notes payable		4,262,097			4,474,039	
2. Accounts payable		3,775,722			5,051,880	
3. Short-term loans payable		210,000			190,000	
4. Accruals		963,256			1,211,826	
5. Accrued expenses		30,403			263,364	
6. Income taxes payable		1,530,291			2,112,387	
7. Cash deposited		30,115			32,389	
8. Reserve for bonus		920,683			1,612,263	
9. Deposit received from employees		387,203			390,904	
10. Equipment notes payable		1,650,158			1,410,457	
11. Others		2,832			13,893	
Total Current Liabilities		13,762,767	35.1		16,763,407	35.9
II. Fixed Liabilities						
1. Deferred taxable liabilities		—			83,919	
2. Reserve for retirement allowance		228,944			109,176	
3. Reserve for officers' retirement bonus		166,105			136,816	
4. Others		12,736			13,938	
Total Fixed Liabilities		407,786	1.1		343,851	0.7
Total Liabilities		14,170,553	36.2		17,107,258	36.6
(Shareholders' Equity)						
I. Capital		6,378,708	16.3		6,802,636	14.6
II. Capital surplus						
1. Capital reserve	5,491,071			5,914,708		
Total capital surplus		5,491,071	14.0		5,914,708	12.7
III. Earned surplus						
1. Revenue reserve	748,262			748,262		
2. Voluntary reserve						
(1) Dividend reserve	171,600			171,600		
(2) Reserve for advanced depreciation of fixed assets	2,873			8,223		
(3) Reserve for special redemption	9,968			2,474		
(4) General reserve	9,130,000			10,830,000		
3. Unappropriated retained earnings at the end of term	3,031,483			4,665,837		
Total earned surplus		13,094,187	33.4		16,426,398	35.1
V. Other securities appreciation differences		73,308	0.2		553,951	1.2
VI. Treasury Stock		Δ22,084	Δ0.1		Δ60,939	Δ0.2
Total Stockholder's Equity		25,015,191	63.8		29,636,755	63.4
Total Liabilities and Stockholder's Equity		39,185,744	100.0		46,744,014	100.0

(2) Profit and Loss Statement

Item	55th Term (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Ratio (%)	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)
I. Sales						
1. Sales of finished goods and merchandise		34,594,599	100.0		45,267,009	100.0
II. Cost of Goods Sold						
1. Opening inventory of finished goods and merchandise	917,861			1,367,247		
2. Purchases for the term	3,980,634			3,393,466		
3. Cost of manufactured goods for the term	23,748,627			31,973,678		
Subtotal	28,647,122			36,734,391		
4. Transfer to other accounts	Δ36,667			Δ40,770		
5. Closing inventory of finished goods and merchandise	1,367,247	27,243,207	78.7	1,796,749	34,896,870	77.1
Gross Profit on Sales		7,351,391	21.3		10,370,138	22.9
III. Selling, Gen. & Adm. Expenses						
1. Freight and packaging cost	1,169,203			1,008,134		
2. Transfer to reserve for bad loans	638			6,805		
3. Officers' compensation	172,608			195,567		
4. Wage allowances	426,911			414,711		
5. Bonus	149,637			332,163		
6. Transfer to reserve for bonuses	174,101			347,603		
7. Transfer to reserve for Officers' Retirement Bonuses	19,256			17,580		
8. Transfer to allowance for retirement wage	52,101			72,111		
9. Depreciation expense	86,839			115,825		
10. Other expenses	717,529	2,968,827	8.6	878,731	3,389,235	7.5
Operating Income		4,382,563	12.7		6,980,902	15.4
IV. Non-operating Revenue						
1. Interest receivable	45,979			42,096		
2. Dividend receivable	99,474			224,246		
3. Rent income	490,623			388,988		
4. Others	96,595	732,672	2.1	167,803	823,134	1.8
V. Non-operating Expenses						
1. Interest expenses	3,410			3,042		
2. Rent expenses	320,549			280,240		
3. Exchange losses	157,857			98,778		
4. Compensation for defects	41,689			111,661		
5. Others	38,882	562,389	1.6	57,634	551,358	1.2
Ordinary Income		4,552,846	13.2		7,252,679	16.0

Item	55th Term (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Ratio (%)	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)
VI. Extraordinary Profit						
1. Profit on sale of fixed assets	19,584			–		
2. Profit on sale of investment securities	–			155,490		
3. Reversal of allowance for doubtful receivables	–	19,584	0.1	176	155,666	0.3
VII. Extraordinary Loss						
1. Investment valuable securities appraisal loss	97,727			303,375		
2. Redemption of balance at the time of change of accounting standard for retirement wage	65,898			–		
3. Dispute reconciliation cost	137,622			–		
4. Others	29,021	330,270	1.0	33,601	336,977	0.7
Income before taxes		4,242,159	12.3		7,071,368	15.6
Income taxes, inhabitant taxes and business taxes payable	2,204,000			3,309,000		
Adjustment of Income tax, etc.	Δ431,215	1,772,784	5.2	Δ508,801	2,800,198	6.2
Net income for current term		2,469,375	7.1		4,271,170	9.4
Profit brought forward from the previous term		562,107			679,390	
Assumed unappropriated losses by merger		–			Δ284,722	
Unappropriated regained earnings at the end of term		3,031,483			4,665,837	

Statement of Cost of Manufactured Goods

Item	55th Term (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Ratio (%)	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)
I. Materials costs		15,013,142	62.8		20,829,509	64.4
II. Labour expenses		4,040,717	16.9		5,747,987	17.8
III. Expenses		4,851,908	20.3		5,744,823	17.8
(Expenses arising from outside manufactures included above)	(1,840,612)			(1,828,881)		
(Depreciation expenses included above)	(1,156,637)			(1,575,825)		
(Other expenses included above)	(1,854,658)			(2,340,116)		
Gross manufacturing expenses for the term		23,905,768	100.0		32,322,320	100.0
Opening inventory of work-in-progress		867,594			1,024,736	
Subtotal		24,773,363			33,347,056	
Closing inventory of work-in-progress		1,024,736			1,372,217	
Transfer to other account		–			Δ1,160	
Cost of Manufactured Goods for the current term		23,748,627			31,973,678	

Cost calculation method is according to pre-determined unit price for raw materials, and as for processing costs, this is in accordance with simple general cost calculation by product according to the allocation rate by unit, which has adjusted the results of the previous year. The difference from the actual cost has been proportionally adjusted at the end of the term into disbursed products during the term and products at end of term, half-finished products and the balance of work in progress.

(3) Statement of Profit Appropriations

	55th Term (Approval Date of Ordinary General Meeting of Shareholders: June 27, 2003)		56th Term	
Item	Amount (Thousands of yen)		Amount (Thousands of yen)	
I. Unappropriated retained earnings		3,301,483		4,665,837
II. Deduction in voluntary reserves				
1. Deduction in reserve for advanced depreciation of fixed assets	452		771	
2. Deduction in reserve for special redemption	1,883	2,335	1,883	2,654
Total		3,033,818		4,668,491
III. Appropriated amount				
1. Dividends *1	616,236		1,284,863	
2. Bonuses to directors	38,000		–	
3. Retained earnings				
(1) Reserve for advanced depreciation of fixed assets	54		–	
(2) Reserve for special redemption	138		–	
(3) General reserve	1,700,000	2,354,428	1,700,000	2,984,863
IV. Profit carried forward to the next term		679,390		1,683,628

*1 Dividend per share is ¥23 for the 55th and ¥43 for the 56th term.

Significant Accounting Policy

(1) Valuation Standards and Valuation Method of Securities:

Stocks of subsidiaries and affiliates: Periodic average method at cost

Other securities:

* Securities for which market value is available:

Marked to market based on the market price, etc., of the closing date (valuation difference was treated by direct transfer by the capital method and cost of products sold has been calculated by the periodic average method)

* Securities for which market value is not available:

Valued by the periodic average method at cost

(2) Derivatives: Mark to market method

(3) Valuation Standards and Valuation Method of Inventories:

Products, commodities, semi-finished goods, and goods in process:

First in, first out method at cost

Raw materials and purchased supplies:

Periodic average method at cost

(4) Depreciation method of fixed assets:

Tangible fixed assets:

Fixed percentage method:

With respect to the buildings acquired after April 1, 1998 (excluding the annexed facilities of the buildings), fixed amount method has been applied. Major service life shall be as follows.

Building: 15 years - 31 years

Machinery/Equipment: 8 years - 9 years

Intangible fixed assets:

Fixed amount method:

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

(5) Treatment of deferred assets:

All expenses for new issuance of stock have been appropriated as costs at the time of expenditure.

(6) Appropriation Standards of Reserve:

Reserve for doubtful accounts:

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

Reserve for bonuses:

In preparation for bonuses to be paid to employees, we have appropriated an amount for the current accounting period based on the estimated amount of payment.

Reserve for retirement benefits:

In preparation for the payment of retirement benefits to employees, it has been appropriated based on the estimated amount of retirement benefit liabilities and pension assets at end of the current accounting period.

Mathematical calculation differences are treated from the following business year of each accrual by amortizing the amount prorated in accordance with the fixed amount method for the fixed period of five (5) years within the average remaining employment years of employees at the time of accrual in each business year.

Reserve for officer retirement bonuses:

In preparation for the payment of officer retirement bonuses upon retirement of officers, the amount necessary for payment at the end of year is appropriated as reserve under by-laws.

(7) Treatment of Lease Transactions:

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(8) Accounting treatment of consumption tax, etc.:

Accounting treatment of consumption tax adopts pretax method.

(9) Others:

Explanatory Notes on Financial Statements

		(Previous Term)	(Current)
(1)	Assets Pledged as Collateral:	3,792,440 thousand yen	5,350,444 thousand yen
(2)	Assets and Liabilities to Affiliates:		
	Notes receivable	209,662 thousand yen	262,778 thousand yen
	Accounts receivable	107,034 thousand yen	85,745 thousand yen
	Notes payable	495,748 thousand yen	466,042 thousand yen
	Accounts payable	337,932 thousand yen	334,077 thousand yen
(3)	Guaranteed Liabilities:	539,421 thousand yen	56,561 thousand yen

(Note) Out of which, 82,000 thousand yen for the previous year and 34,000 thousand yen for the current year are jointly guaranteed by Nippon Kayaku Co., Ltd.

(4) Transactions with Affiliates:

Major Items and Amount

Rental rate from affiliates	461,384 thousand yen	358,234 thousand yen
Profit on sale of fixed assets (land) of affiliates	19,584 thousand yen	—

Increase in Number of Outstanding Shares

(1) Stock Split (Free Issue)

As of May 19, 2003, the Company carried out a stock split of the shares held by the shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2003 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions. The increase in the number of outstanding shares as a result of the split was 2,680,187 shares.

(2) Exercise of Preemptive Rights under the Commercial Code, Article 280-19, paragraph 2.

Number of shares issued	421,100	shares
Issue price	847,565	thousand yen
Capitalization amount	423,928	thousand yen

Significant Subsequent Events

At the meeting of board of directors held on February 19, 2004, resolution of stock split (free issue) was adopted.

(1) Stock Split (free issue)

Number of shares increasing by the stock split: Common stocks: 2,990,316 shares

Method of Split: Stock split will be carried out as of May 20, 2004 for shares held by the shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2004 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions.

Initial Date of Reckoning of Dividend: April 1, 2004

Information per share in the current business year in the case of assuming that a stock split was made at the beginning of the year.

Amount of net asset per share	901.67 yen
Net profit per share	130.60 yen
Fully diluted net profit per share	129.65 yen

Securities

Stocks of Subsidiaries and Affiliated Companies having Market Value

	55th Term (as of March 31, 2003)			56th Term (as of March 31, 2004)		
	Appropriated amount in Balance Sheet (thousand yen)	Market value (thousand yen)	Difference (thousand yen)	Appropriated amount in Balance Sheet (thousand yen)	Market value (thousand yen)	Difference (thousand yen)
Stocks of Affiliated Companies	–	–	–	443,033	2,319,840	1,876,806

Tax Effect Accounting

1. Breakdown of Accrual of Deferred taxable assets and Deferred taxable liabilities according to major causes

	55th Term (as of March 31, 2003)	56th Term (as of March 31, 2004)
	(thousand yen)	(thousand yen)
Deferred Taxable Assets (current)		
Excess of maximum deductible amount from reserve for bonuses	345,831	651,999
Denial of accrued corporate enterprise tax	135,250	189,059
Others	13,565	100,558
	494,647	941,617
Deferred Taxable Liabilities (current)		
Reserve for special depreciation	Δ1,349	Δ1,307
Others	–	Δ317
	Δ1,349	Δ1,625
Net of Deferred Taxable Assets	493,298	939,992
Deferred Taxable Assets (fixed)		
Valuation loss on investment securities	42,577	159,760
Denial of transfer to reserve for officer retirement bonuses	67,604	55,328
Excess of maximum deductible amount from reserve for retirement benefits	93,180	44,151
Others	32,755	37,115
	236,118	296,356
Deferred Taxable Liabilities (fixed)		
Valuation difference on other securities	Δ50,314	Δ376,121
Others	Δ6,023	Δ4,154
	Δ56,338	Δ380,275
Net of Deferred Taxable Assets (Liabilities)	179,780	Δ83,919

(2) Changes in Officers

TBD

April 23, 2004

Dear Sirs and Madams,

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and CEO: Sanji Arisawa
Address of head office:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed on:	The 1st Section of Tokyo Stock Exchange
Contact Person:	Executive Director: Yukio Takashima TEL: (025)524-5124

Notice of Increase in Dividend for the Year ended March 31, 2004

The Company adopted a resolution at the Board meeting held April 23, 2004 that the year end dividend per share for the year ended March 31, 2004 (the 56th Term) should be increased as follows. It is hereby notified to the shareholders.

1. Reasons for Dividend Increase

The company has ranked as its most important management task the return of profits to all its shareholders. We have determined our basic policy as making payment distributions according to results linked with business performance, paying attention to the enhancement of internal reserves in preparation for future business development and strengthening our corporate structure.

In recent years, based on trends where corporate valuation has moved to consolidated closings from previous non-consolidated closings, the Company has decided to pay dividends, reflecting consolidated business results.

Accordingly, a full-year dividend per share shall be increased to ¥43 from ¥23 from the previous year. This is because non-consolidated and consolidated business results were favorable, and also to respond to the continued support of our shareholders.

2. Details of Change

(Unit: Yen)

	Interim Dividend per Share	Year-end Dividend per Share	Full-year Dividend per Share
Previously announced forecast (Announced as of October 24, 2003)	0.00	26.00	26.00
Latest Revision	0.00	43.00	43.00
Actual Results of the Previous Year (Year ended March 31, 2003)	0.00	23.00	23.00